MIDTOWN PARTNERS & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(584,691)
Adjustments to reconcile net loss to net cash used by operations:		
Depreciation expense		3,527
Bad debt expense		29,822
Interest income		(3,000)
Net loss on securities		43,881
Change in accounts receivable, net		(100)
Change in employee advances		254,477
Change in prepaid expenses		6,109
Change in deposits		(20)
Change in accounts payable		(3,055)
NET CASH USED BY OPERATING ACTIVITIES		(253,050)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by member		195,000
Distributions to member		(35,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		160,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(93,050)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		165,045
End of year	$	71,995
SUPPLEMENTAL CASH FLOW INFORMATION		
Items not affecting cash:		
Securities contributed by member	$	162,500

See accompanying notes.